Exhibit 99.1
Stellantis Reports 14% Increase in Q1 2023 Net Revenues,
All Segments Contributing Positively

•Net revenues of €47.2 billion, up 14% compared to Q1 2022 mainly due to higher shipments and strong net pricing
•Consolidated shipments(1) of 1,476 thousand units, up 7% primarily due to improvement in semiconductor order fulfillment versus Q1 2022
•Total new vehicle inventory of 1,302 thousand units at March 31, 2023, reflecting a return to normal inventory levels; includes Company inventory of 384 thousand units
•Ordinary dividend of €1.34 per share approved at AGM to be paid to shareholders on May 4, 2023
•€1.5 billion stock buyback initiated, first €500 million tranche expected to be completed in June 2023
•Global BEV sales increased 22% versus Q1 2022; ongoing global focus with 9 new BEVs launching in 2023

“Stellantis is off to a solid start in 2023, maintaining the momentum from an excellent 2022 and posting robust shipments and Net revenues in all segments. Our global footprint and diverse product portfolio means we are well-positioned to continue delivering strong financial performance throughout the year. We will add nine new battery electric vehicles to our product offering this year, continuing our drive to deliver clean, safe and affordable mobility for all.”
 Richard Palmer, CFO

Full Electric Maserati GranTurismo Folgore

RESULTS FROM CONTINUING OPERATIONS
FY 2023 GUIDANCE - CONFIRMED
Adjusted Operating Income Margin(2) Double-Digit
Industrial Free Cash Flows(3) Positive

2023 INDUSTRY OUTLOOK(4)*
North America +5%
Enlarged Europe +5%
Middle East & Africa +5%
South America +3%
India & Asia Pacific +5%
China +2%

*2023 Industry Outlook unchanged for all regions compared to outlook provided on Feb 22 '23

	Q1 2023	Q1 2022	Change

Combined shipments (000 units)	1,538	1,420	+8%
Consolidated shipments (000 units)	1,476	1,374	+7%
Net revenues (€ billion)	47.2	41.5	+14%
____________________________________________________________________________________________________________________________________
All reported data is unaudited. Reference should be made to the section “Safe Harbor Statement” included elsewhere within this document.

Refer to page 5 for an explanation of the items referenced on this page

AMSTERDAM, May 3, 2023 - Stellantis continues to energize its drive to deliver clean, safe and affordable mobility around the world and meet the challenging commitments of the Dare Forward 2030 strategic plan, reporting a 14% year-over-year increase in Q1 2023 Net revenues with all segments contributing positively.

Global battery electric vehicle (BEV) sales increased 22% year-over-year. There are 9 additional BEVs to be launched in 2023, and total BEV offerings to reach 47 by the end of 2024.

The electrification offensive in North America is fast approaching, highlighted by the unveil of the all-new, all-electric Ram 1500 REV at the New York International Auto Show. The Jeep® Avenger, the brand's first-ever BEV, was named "2023 European Car of the Year" and it was also recognized as "World’s Best Family SUV in 2023" by the Women’s World Car of the Year Awards.

Stellantis is focused on the execution of the three pillars outlined in the Dare Forward 2030 strategic plan:

Care: Stellantis emphasized its commitment to global gender equality via adoption of the United Nations Women’s Empowerment Principles. In the march toward carbon neutrality, the Company signed a binding term sheet with Vulcan to develop new geothermal projects aimed at decarbonizing the energy mix of the Rüsselsheim industrial site in Germany.

Tech: Stellantis maintained a quick pace in the electrification transformation. Manufacturing investment announcements were made in Mangualde, Portugal; Eisenach, Germany; Cassino, Italy; and, Kokomo, Indiana, U.S. Continuing to build its network of partnerships to ensure supply of essential battery materials, the Company signed strategic deals with McEwen Copper, Terrafame Ltd., and Element 25. Stellantis also expanded its software development and engineering network to eight hubs with a new operation in Gliwice, Poland.

Value: Stellantis took various actions supporting growth in the Middle East & Africa region, including signing a framework agreement with South African authorities to develop a manufacturing facility, entering into an agreement with Koç Holding to further expand the existing Tofaş joint venture in Turkey, and, in Algeria, launching the FIAT brand which plans to have six carlines in market. In Europe, the implementation of the New Retailer Model will begin from mid-2023 in the pilot countries following an agreement with the European dealer associations.
On May 3, 2023 at 2:00 p.m. CEST / 8:00 a.m. EDT, a live audio webcast and conference call will be held to present Stellantis' First Quarter 2023 Shipments and Revenues. The webcast and recorded replay will be accessible under the Investors section of the Stellantis corporate website at www.stellantis.com. The presentation material is expected to be posted under the Investors section of the Stellantis corporate website at approximately 8:00 a.m. CEST / 2:00 a.m. EDT on May 3, 2023.
Financial Calendar:
H1 2023 - Full Financial Results - July 26, 2023
Q3 2023 - Shipments and Revenues - October 31, 2023
About Stellantis
Stellantis N.V. (NYSE: STLA/ Euronext Milan: STLAM/ Euronext Paris: STLAP) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com
Contacts: communications@stellantis.com or investor.relations@stellantis.com
Refer to page 5 for an explanation of the items referenced on this page and market and industry information

SEGMENT PERFORMANCE

NORTH AMERICA
	Q1 2023	Q1 2022	Change
•Shipments up 6%, with all Dodge and Chrysler models achieving y-o-y increases and Jeep Compass shipments more than doubling, partially offset by decrease in Jeep Grand Cherokee due to discontinuation of previous model
•Net revenues up 10%, primarily due to higher volumes, positive net pricing and positive FX translation effects, partially offset by unfavorable mix

Shipments (000s)	509	480	+29
Net revenues (€ million)	22,772	20,693	+2,079

ENLARGED EUROPE
	Q1 2023	Q1 2022	Change
•Shipments up 6%, driven by initial success of all-new Alfa Romeo Tonale and Peugeot 408, plus higher volumes of Fiat 500, Peugeot 308, and Opel Astra and Corsa, as well as increased demand for BEVs, particularly Fiat New 500 BEV and Peugeot e-208
•Net revenues up 10%, mainly due to strong net pricing, increased volumes and favorable mix, partially offset by minor impacts from negative FX translation

Shipments (000s)	657	622	+35
Net revenues (€ million)	16,106	14,622	+1,484

MIDDLE EAST & AFRICA
	Q1 2023	Q1 2022	Change
•Consolidated shipments up 24%, primarily due to increased volumes across Peugeot, Citroën and Opel models particularly in Turkey, partially offset by a decrease in Jeep brand shipments
•Net revenues up 55%, primarily due to higher net pricing, increased volumes and favorable mix, partially offset by negative FX translation effects, mainly from Turkish lira

Combined shipments (000s)(1)	131	89	+42
Consolidated shipments (000s)(1)	83	67	+16
Net revenues (€ million)	2,166	1,397	+769

SOUTH AMERICA
	Q1 2023	Q1 2022	Change
•Shipments up 10%, due to initial success of all-new Fiat Fastback and higher volumes of Fiat Argo, Citroën C3 and Peugeot 208
•Net revenues up 20%, mainly due to increased volumes, improved mix and favorable net pricing, as well as positive FX translation effects

Shipments (000s)	191	174	+17
Net revenues (€ million)	3,523	2,947	+576

CHINA AND INDIA & ASIA PACIFIC
	Q1 2023	Q1 2022	Change
•Consolidated shipments up 4%, due to increased shipments of Citroën C3 and Berlingo, as well as Ram 1500, partially offset by lower Jeep Grand Cherokee and Compass volumes
•Net revenues up 5%, mainly due to increased volumes, improved mix and net pricing offsetting negative FX translation effects

Combined shipments (000s)(1)	42	51	(9)
Consolidated shipments (000s)(1)	28	27	+1
Net revenues (€ million)	981	934	+47

MASERATI
	Q1 2023	Q1 2022	Change
•Shipments up 95%, due to recent introduction and progressive ramp of all-new Grecale and GranTurismo volumes; with shipments more than doubling in North America and Enlarged Europe
•Net revenues up 65%, primarily due to increased volumes, improved net pricing and favorable FX translation effects, partially offset by negative mix impact

Shipments (000s)	8.4	4.3	+4.1
Net revenues (€ million)	691	419	+272

Refer to page 5 for an explanation of the items referenced on this page

Reconciliations
Net revenues from external customers to Net revenues

Results from continuing operations
2023	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		22,772	16,087	2,166	3,547	979	692	992	47,235
Net revenues from transactions with other segments		—	19	—	(24)	2	(1)	4	—
Net revenues		22,772	16,106	2,166	3,523	981	691	996	47,235
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations

Results from continuing operations
2022	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		20,693	14,609	1,397	2,945	933	420	485	41,482
Net revenues from transactions with other segments		—	13	—	2	1	(1)	(15)	—
Net revenues		20,693	14,622	1,397	2,947	934	419	470	41,482
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations

NOTES

(1) Combined shipments include shipments by the Company's consolidated subsidiaries and unconsolidated joint ventures, whereas Consolidated shipments only include shipments by the Company's consolidated subsidiaries.
(2) Adjusted operating income/(loss) excludes from Net profit/(loss) from continuing operations adjustments comprising restructuring, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income) and Tax expense/(benefit). Effective from January 1, 2023, our Adjusted operating income/(loss) includes Share of the profit/(loss) of equity method investees. This change is being implemented as management believes that these results are becoming increasingly relevant due to the number of partnerships Stellantis has recently engaged in, and will continue to engage in in the future, around electrification and other areas critical to the future of mobility.
Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to: impacts from strategic decisions to rationalize Stellantis' core operations; facility-related costs stemming from Stellantis' plans to match production capacity and cost structure to market demand, and convergence and integration costs directly related to significant acquisitions or mergers.
(3) Industrial free cash flows is calculated as Cash flows from operating activities less: cash flows from operating activities from discontinued operations; cash flows from operating activities related to financial services, net of eliminations; investments in property, plant and equipment and intangible assets for industrial activities; contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments; and adjusted for: net intercompany payments between continuing operations and discontinued operations; proceeds from disposal of assets and contributions to defined benefit pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Company’s control.
(4) Source: Source: IHS Global Insight, Wards, China Passenger Car Association and Company estimates.

Rankings, market share and other industry information are derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (ANTS), Associação Nacional dos Fabricantes de Veículos Automotores (ANFAVEA), Ministry of Infrastructure and Sustainable Mobility (MIMS), Ward’s Automotive) and internal information unless otherwise stated.

For purposes of this document, and unless otherwise stated industry and market share information are for passenger cars (PC) plus light commercial vehicles (LCV), except as noted below:
•Middle East & Africa exclude Iran, Sudan and Syria;
•South America excludes Cuba;
•India & Asia Pacific reflects aggregate for major markets where Stellantis competes (Japan (PC), India (PC), South Korea (PC + Pickups), Australia, New Zealand and South East Asia);
•China represents PC only; and
•Maserati reflects aggregate for 17 major markets where Maserati competes and is derived from S&P Global data, Maserati competitive segment and internal information.
Prior period figures have been updated to reflect current information provided by third-party industry sources.

Commercial Vehicles include vans, light and heavy-duty trucks and passenger vehicles registered or converted for commercial use.

EU30 = EU 27 (excluding Malta), Iceland, Norway, Switzerland and UK.

Low emission vehicles (LEV) = battery electric (BEV), plug-in hybrid (PHEV) and fuel cell electric (FCEV) vehicles.
All Stellantis reported BEV and LEV sales include Citroën Ami and Opel Rocks-e; in countries where these vehicles are classified as quadricycles, they are excluded from Stellantis reported combined sales, industry sales and market share figures.

SAFE HARBOR STATEMENT
This document, in particular references to “FY 2023 Guidance”, contains forward looking statements. In particular, statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Company’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.
Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the Company’s ability to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; the Company’s ability to realize the anticipated benefits of the merger; the Company’s ability to offer innovative, attractive products and to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; the continued impact of unfilled semiconductor orders; the continued impact of the COVID-19 pandemic; the Company’s ability to successfully manage the industry-wide transition from internal combustion engines to full electrification; the Company’s ability to produce or procure electric batteries with competitive performance, cost and at required volumes; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Company’s vehicles; exchange rate fluctuations, interest rate changes, credit risk and other market risks; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in the Company’s vehicles; changes in local economic and political conditions; changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the level of government economic incentives available to support the adoption of battery electric vehicles; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation and new entrants; the Company’s ability to attract and retain experienced management and employees; exposure to shortfalls in the funding of the Company’s defined benefit pension plans; the Company’s ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the Company’s ability to access funding to execute its business plan; the Company’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with the Company’s relationships with employees, dealers and suppliers; the Company’s ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; earthquakes or other disasters; and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Company and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission and AFM.